Final Term Sheet

January 31, 2013

Filed Pursuant to Rule 433

Registration Nos. 333-179936

and 333-179936-01

CARNIVAL CORPORATION

FINAL TERM SHEET

Dated: January 31, 2013

Issuer:	Carnival Corporation (the “Company”)

Guarantor:	Carnival plc

Security:	1.20% Senior Notes Due 2016

Size:	$500,000,000

Maturity:	February 5, 2016

Coupon:	1.20% per year, accruing from February 7, 2013

Coupon Payment Dates:	February 5 and August 5, commencing on August 5, 2013

Yield to Maturity:	1.207%

Spread to Benchmark Treasury:	80 basis points

Benchmark Treasury:	UST 0.375% due January 15, 2016

Benchmark Treasury Price and Yield:	99-29 / 0.407%

Redemption Provisions:	Optional redemption, at any time in whole or from time to time in part, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 1.20% Senior Notes Due 2016 to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments, as defined in the Final Prospectus, discounted to the redemption date, on a semi-annual basis, assuming a 360 day year consisting of twelve 30 day months, at the Treasury Rate, as defined in the Final Prospectus, plus 15 basis points, plus, in each case, accrued interest to the date of redemption that has not been paid.

Change of Control Provisions:	If a Change of Control, as defined in the Final Prospectus, occurs that is accompanied by a Rating Downgrade, as defined in the Final Prospectus with respect to the Debt Securities, and the rating of the Debt Securities is not subsequently upgraded within the Change of Control

Period, as defined in the Final Prospectus, the Company will be required to make an offer to purchase the Debt Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Price to Public:	99.979%

Trade Date:	January 31, 2013

Settlement Date:	February 7, 2013

CUSIP / ISIN:	143658AZ5 / US143658AZ51

Joint Book-Running Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	ANZ Securities, Inc. Deutsche Bank Securities Inc. DNB Markets, Inc. PNC Capital Markets LLC Santander Investment Securities Inc. SMBC Nikko Capital Markets Limited Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, HSBC Securities (USA) Inc. toll-free at (866) 811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free (800) 294-1322.

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